Mail Stop 3010

January 27, 2010

Mr. Dempsey K. Mork
Chief Executive Officer
Animal Cloning Sciences Inc
78365 Highway 111, Suite 382
La Quinta, CA 92253

      Re: Animal Cloning Sciences Inc
             Form 10-K for the fiscal year ended December 31, 2008
             Filed January 25, 2010
             File No. 0-22934

Dear Mr. Mork:

      Your most recent Form 10-K filed January 25, 2010 includes financial statements for the fiscal years ended December 31, 2007 and 2008 audited by The Blackwing Group, LLC. On December 22, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of The Blackwing Group, LLC because of violations of Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 thereunder in auditing the financial statements of two issuer clients from 2006 to 2008, violations of PCAOB rules and auditing standards, noncooperation with a Board inspection, and noncooperation with a Board investigation. You can find a copy of the order at http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/12-22_Blackwing.pdf.

      As The Blackwing Group, LLC is no longer registered with the PCAOB, you may not include Blackwing Group, LLC's audit reports or consents in your filings with the Commission made on or after December 22, 2009. You should engage a firm that is registered with the PCAOB to re-audit financial statements for the years that you are required to include in your filings with the Commission and file an amended Form 10-K with financial statements audited by a firm that is registered with the PCAOB.

      In addition, please amend your Item 4.01 Form 8-K to disclose that the PCAOB revoked the registration of The Blackwing Group, LLC on December 22, 2009 because of violations of Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 thereunder in auditing the financial statements of two issuer clients from 2006 to 2008, violations of PCAOB rules and auditing standards, noncooperation with a Board inspection, and noncooperation with a Board investigation. If you are unable to obtain an Exhibit 16 letter from The Blackwing Group, LLC at the time you file your amended Form 8-K, please disclose this fact in the Form 8-K.

Once you explain The Blackwing Group, LLC's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Any amendment to Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than February 4, 2010. You may contact Jonathan Wiggins, Staff Accountant, at 202.551.3694 or the undersigned at 202.551.3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant